

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Year Ended March 31, 2025
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

(Confidential Pursuant to SEC Rule 17a-5(e)(3) and CFTC Regulation 1.10(g))

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/24___ AND ENDING ___03/31/25___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Instinet, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Worldwide Plaza, 309 West 49th Street

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christy Schaffner	(212) 667-8903	christy.schaffner@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Eugene Chiulli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Instinet, LLC_____, as of __3/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer, Instinet, LLC

Notary Public

JILL KAREN FISHER
Notary Public State of New York
No. 01FI6142862
Qualified in New York County
Commission Expires March 27, 20_2_6_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Financial Statements
and Supplemental Information

Year Ended March 31, 2025

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Changes in Subordinated Borrowing...5
Statement of Cash Flows 6
Notes to the Financial Statements...7

Supplemental Information

Schedule I: Computation of Net Capital for Broker-Dealers Pursuant to SEC Rule
   15c3-1 and CFTC Regulation 1.17 34
Schedule II: Computation for Determination of Customer Reserve Requirements for
   Broker-Dealers Pursuant to SEC Rule 15c3-3...35
Schedule III: Information Related to Possession or Control Requirements Pursuant to
   SEC Rule 15c3-3 36
Schedule IV: Computation for Determination of Proprietary Account of Broker
   Dealers Reserve Pursuant to SEC Rule 15c3-3 37

Supplementary Report

Supplementary Report of Independent Accountants on Material Inadequacies required
   by Commodity Futures Trading Commission 39



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Instinet, LLC and the Board of Directors of Instinet Holdings Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Instinet, LLC (the Company) as of March 31, 2025, the related statements of income, changes in member's equity, changes in subordinated borrowing, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.
May 29, 2025

1


Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2025

(in thousands)


Assets

Cash and cash equivalents	$ 2,644
Restricted cash	1,200
Cash segregated in compliance with federal regulations	1,300
Securities borrowed	162,236
Receivable from broker-dealers and clearing organizations	512,974
Receivable from customers	38,744
Transaction fees and other receivables, net of a $659 allowance	83,403
Deferred tax assets	10,270
Receivable from affiliates	64
Other assets	16,326
Total assets	$ 829,162

Liabilities and member's equity

Securities loaned	$ 48,373
Borrowings from affiliate	214,150
Payable to broker-dealers and clearing organizations	94,370
Payable to customers	67,731
Accounts payable	66,920
Accrued compensation	13,281
Payable to affiliates	44,402
Accrued expenses and other liabilities	55,718
Subordinated borrowing	100,000
Total liabilities	704,945

Commitments and contingent liabilities (See note 8)

Total member's equity	124,217
Total liabilities and member's equity	$ 829,162

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Income

Year Ended March 31, 2025
(in thousands)

Revenues

Transaction fees, net	$	360,628
Rebates from market centers and exchanges		175,801
Broker neutral revenues		18,245
Interest income		17,232
Other revenues		16,608
Total revenues		588,514

Expenses

Clearing, brokerage and exchange fees	$	385,929
Fees to affiliates		101,809
Compensation and benefits		47,454
Communications and technology		14,244
Professional fees		9,400
Marketing and business development		349
Interest expense		13,081
Other		9,048
Total expenses		581,314

Income before income taxes		7,200
Income tax expense		2,360
Net income	$	4,840

See accompanying notes to the financial statements

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Changes in Member's Equity

Year Ended March 31, 2025
(in thousands)

	Member's Equity
Balance at April 1, 2024	$ 119,377
Net income	4,840
Balance at March 31, 2025	$ 124,217

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Changes in Subordinated Borrowing

Year Ended March 31, 2025
(in thousands)

Subordinated borrowing, April 1, 2024	$	100,000
Additions		-
Reductions		-
Subordinated borrowing, March 31, 2025	$	100,000

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Statement of Cash Flows

Year Ended March 31, 2025
(in thousands)

Cash flows from operating activities		
Net income	$	4,840
Adjustments to reconcile net income to net cash used in operating activities:		
Allowance for credit loss		443
Deferred tax expense (benefit)		(4,479)
(Increase) decrease in operating assets:		
Securities borrowed		(34,186)
Receivable from affiliates		4,024
Receivable from customers		6,977
Transaction fees and other receivables, net		(21,743)
Receivable from broker-dealers and clearing organizations		(354,994)
Other assets		2,209
Increase (decrease) in operating liabilities:		
Payable to customers		(2,394)
Payable to broker-dealers and clearing organizations		19,841
Payable to affiliates		10,388
Securities loaned		20,884
Accounts payable		4,789
Accrued compensation		5,180
Accrued expenses and other liabilities		16,549
Net cash, cash equivalents and restricted cash used in operating activities		(321,672)
Cash flow from financing activities		
Proceeds from borrowings from affiliate, net		214,150
Net cash provided by financing activities		214,150
Net decrease in cash, cash equivalents and restricted cash, including $241 decrease due to foreign exchange		(107,522)
Cash, cash equivalents and restricted cash balance at the beginning of year		112,667
Cash, cash equivalents and restricted cash balance at year end (including cash and cash equivalents of $2,644, restricted cash of $1,201 and cash segregated in compliance with federal regulations of $1,300)	$	5,145

Supplemental disclosure of cash flow information
During the year, the Company paid $13,133 of interest.
During the year, the Company paid $84 to affiliates for income and capital taxes.
During the year, the Company paid $805 of deferred compensation.

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements

March 31, 2025

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency focused securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services. Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services. The Company operates as a single operating segment.

Instinet is a limited liability company and wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holding America Inc. ("NHA").

The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of MIAX Sapphire, BOX Exchange LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe C2 Exchange, Inc, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Investors' Exchange LLC, Long-Term Stock Exchange, Inc., MEMX LLC, MIAX Emerald, LLC, MIAX PEARL, LLC, Miami International Securities Exchange, LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Texas, Inc., NYSE National, Inc, Nasdaq BX, Inc., Nasdaq GEMX, LLC, Nasdaq ISE, LLC, Nasdaq MRX, LLC, Nasdaq PHLX LLC, Nasdaq Stock Market, and New York Stock Exchange.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

New Accounting Pronouncement

The Company adopted the following new accounting pronouncement during the year ended March 31, 2025.

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these financial statements
ASU 2023-07, Segment reporting: Improvements to Reportable Segment Disclosures	• Requires disclosure of significant expenses that are readily provided to the chief operating cision-maker ("CODM") and included in segment profit or loss. • Requires disclosure of the composition and aggregate amount of other segment items. • Requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources.	Restrospective adoption from March 31, 2025.	No material impact. Refer to Segment Reporting section of Note 2.

Future Accounting Pronouncement

The following new accounting pronouncement relevant to the Company will be adopted in a future period.

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Expected effect on these financial statements
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	• Introduces incremental annual disclosures for disaggregated information about an entity's effective tax rate reconciliation and information on income taxes paid. • Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.	Prospective adoption from April 1, 2026.	No material impact expected.
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Dissaggregation of Income Statement Expenses	• Requires additional disclosures about specific types of expenses presented in the statement of income.	Prospective adoption from April 1, 2027.	The Company is evaluating the potential impact.

Cash and Cash Equivalents (including Restricted Cash)

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2025, restricted cash is comprised of $1.2 million invested in a money market mutual fund defined under Rule 2a-7 of the Investment Company Act of 1940 and this money market deposit is held at one major U.S. financial institution which, at times, may exceed federally insured limits. As this money market fund is valued based on quoted net asset values, the carrying value of this instrument at March 31, 2025 approximated fair value.

Restricted Cash

The $1.2 million of restricted cash is fully securing a letter of credit that expires on December 31, 2025. This letter of credit was issued by a major U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the

Company's bankruptcy or default. At March 31, 2025, no amounts had been drawn under the letter of credit. The Company expects the letter of credit to be renewed.

Cash Segregated in Compliance with Federal Regulations

At March 31, 2025, there was no cash requirement on behalf of securities customers pursuant to the reserve formula requirements of SEC Rule 15c3-3.

The Company had $1.3 million in cash at March 31, 2025 segregated in a special reserve bank account for the exclusive benefit of broker dealers under Rule 15c3-3 of the SEC.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are financing arrangements collateralized by US equities that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed and securities loaned transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender or to receive cash from the borrower. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the fair value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that is typically equivalent to the fair value of securities loaned. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risks by monitoring the fair value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate. The Company estimates expected credit losses over the contractual term of the securities borrowed transactions as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As a result of the short-term nature of the transactions, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on securities borrowed.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides

cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense are recorded on the statement of income for these securities borrowing/lending activities.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment of customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940"). Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition. The Company estimates expected credit losses over the contractual term of the receivables from customers as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As a result of the short-term nature of the receivables, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on these receivables.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables, net as of March 31, 2025, consisted of the following:

In $000		
Transaction fees receivables	$	50,459
T*Share receivables		22,884
Broker neutral receivables		4,322
Prepaid soft dollars		3,630
Other receivables		2,108
	$	83,403

Transaction fees and other receivables are reported net of an allowance for credit losses of $0.7 million. The allowance for credit losses is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the account receivable balances, as well as forecasts of future economic conditions that may affect a customer's ability to pay. As of March 31, 2024,

there was no allowance related to prepaid soft dollar balances and $0.5 million was related to transaction fees receivables. As of March 31, 2025, there is no allowance related to prepaid soft dollar balances and $0.7 million is related to transaction fees receivables. The Company recorded $0.3 million in credit losses for the period ended March 31, 2025.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer soft dollar credits generated from the client trading activity with the brokers. The Company recorded a receivable of $22.9 million from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition related to the T*Share program. The Company estimates expected credit losses over the contractual term of the T*share receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. T*Share receivables have no history of write off. There is no history of significant aged receivable from T*Share receivables and the soft dollar credits would be offset from the client soft dollar account in the event of non-payment. As such, the Company has not recorded a credit loss allowance on T*share receivables nor has the Company recorded any credit losses for the period ended March 31, 2025.

Accrued expenses and other liabilities

Accrued expenses and other liabilities as of March 31, 2025, consisted of the following:

In $000

Clearing, brokerage and exchange fees liabilities	$ 29,483
Market data, connectivity and telecommunication	6,788
Accrued contingencies	1,500
Accrued professional fees	1,550
Rebates due to customers	5,533
Short securities	340
Other general accruals	10,524
	$ 55,718

Clearing, brokerage and exchange fees liabilities and rebates due to customers are recognized on a trade date basis, once the performance obligation has been satisfied.

Market data, connectivity and telecommunication expenses are monthly or usage fees for these services which are accounted for on an accrual basis.

Account payables

Account payables primarily includes accumulated soft dollar credits related to soft dollars arrangements and the T*Share program on the statement of financial condition. The liability is recognized on a trade date basis.

Borrowings from affiliate

Borrowings from affiliate represents amounts borrowed under a revolving credit facility with Instinet Group, LLC ("IGLLC").

Revenues from Contracts with Customers

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenue from contracts with customers.

Transaction Fees

Transaction fees are generated by customers trading securities and are charged on a per share basis, with each trade executed on the client's behalf representing a separate performance obligation that is satisfied at a point in time. Customers are permitted to allocate a portion of their commissions to pay for research products and other qualifying services provided by third parties. As the Company acts as an agent in these transactions, it records such expenses on a net basis within Transaction Fees.

Commission rates are fixed and revenue is recognized on the trade date. The performance obligation is satisfied on trade date because that is when the underlying securities and customer is identified, the pricing is agreed and the customer obtains or disposes of rights to obtain the economic benefit of the securities. The Company's receivables associated with transaction fees at April 1, 2024 was $29.5 million and at March 31, 2025, was $50.5 million. The Company did not carry any assets or recognize any contract obligations related to these receivables.

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Rebates from market centers and exchanges relates to credits received in consideration for posting transactions into the order books of certain execution venues. These credits are accounted for on a trade date basis on the statement of income. The performance obligation is satisfied on trade date because that is when the Company has provided and executed the liquidity with the market centers from which the rebate is earned. The Company's receivables associated with rebates from market centers and exchanges at April 1, 2024 was $1.9 million and at March 31, 2025, was $7.3 million, and are included in transaction fees and other receivables on the statement of financial condition. The Company did not carry any assets or recognize any contract obligations related to these receivables.

At the same time, when clients provide liquidity to market centers through Instinet, they may, at Instinet's discretion, also receive credits, which are accounted for as contra revenue on a trade-date basis. These credits to clients are included in transaction fees on the statement of income.

Broker Neutral Revenues

The Company provides customers with access to its trading and transaction analytics tools for a fee, whereby customers are provided with distinct ongoing access to trading tools and trade analytics data. Such fees are fixed for the contract term, and are charged either as a recurring subscription fee (generally monthly), or on a per shares traded basis. The over time performance obligations are recognized when satisfied, either on a monthly basis as a recurring fee (subscription fee) or on a trade date basis (per shares traded agreements). The Company's receivables associated with broker neutral revenues at April 1, 2024 was $3.7 million and at March 31, 2025 was $4.3 million and are reflected in transaction fees and other receivables on the statement of financial condition. The Company did not carry any assets or recognize any contract obligations related to these receivables.

Interest income

Interest income is earned primarily from deposits with clearing organizations and securities borrowed and is accounted for on an accrual basis.

Other revenues

Other revenues primarily consists of fees earned from the Company's T*Share aggregation service, software licensing, regulatory fees, and clearing fees. T*Share revenues are recognized

monthly based on transaction volumes from participating brokers. Software licensing fees are recognized over time as services are provided. Regulatory and clearing fees are recorded as securities transactions occur.

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2025, Instinet recorded $7.9 million in other assets on the statement of financial condition related to this ownership interest. The ownership interests are recorded initially at cost and, over time, may be recorded at a lesser amount if there is an other-than-temporary impairment in value in accordance with ASC 940. At March 31, 2025, management has concluded that an impairment has not occurred on any such ownership interests.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis, in line with related transaction fees.

Interest expense

Interest expense is incurred primarily on securities loaned, borrowings from affiliate, and subordinated borrowings and is accounted for on an accrual basis.

Professional Fees

Professional fees primarily includes legal, audit, research and IT contractor expenses that are accounted for on an accrual basis.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average foreign exchange rates during the year. Gains and losses resulting from foreign currency re-measurements are included in other revenues or other expenses as applicable on the statement of income.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. All derivative instruments are presented at their fair value. At March 31, 2025, the Company recorded $5 thousand in payable to and $44 thousand in receivable from broker-dealers and clearing organizations in the statement of financial condition to reflect the fair value of its derivatives. The notional of the open contracts amount to $34.4 million.

Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by Nomura Holding America Inc. & Subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local taxable income and tax liability is determined for financial reporting purposes on a separate company basis. Compensation is provided to the members of the Group, including the Company, on a modified benefits for loss approach, which is to the extent the member produces tax benefit items which are eligible to be utilized by the Group.

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. DTAs and DTLs are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. These income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 10).

Segment reporting

The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. The Company's Chief Operating Decision Maker ("CODM") is the Chief Financial Officer. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2). Additionally, the CODM oversees the Company's net capital (see Note 13), which is not a measure of net income, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends driving the enterprise strategies while maintaining capital adequacy. The CODM reviews the information as presented in the Financial Statements. Segment assets can be found in the Financial Statements.

Specific asset amounts described in ASC 280-10-50-25 are not included in the determination of segment assets or regularly provided to the CODM since the Company's activities are looked at as a single operating segment.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2025, consist of the following:

In $000	Receivable	Payable
Securities failed-to-deliver/receive	$ 21,797	$ 78,723
Clearing deposits	426,107	-
Trade-date receivable/payable, net	63,709	10,178
Fees and other receivable/payable	1,361	5,469
	$ 512,974	$ 94,370

Securities failed-to-deliver/receive represents the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities. The failed-to-deliver/receive have settled in the normal course.

Clearing deposits are required by clearing organizations to clear and settle transactions. The clearing organizations determine the amount of such deposits typically based on the transaction volume and other measures. The Company provides additional deposits as requested by clearing organizations.

Trade-date receivable/payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

The Company estimates expected credit losses over the contractual term of the receivables from broker-dealers and clearing organizations as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Because of the short term nature of the receivables, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. As such, generally no allowance for credit losses is held against these receivables. No allowance is held against clearing deposits that are posted with clearing organizations, due to the remote probability of default by the clearing organization and the robust multi-layered credit protection inherent in its design and operations.

Fees and other receivable/payable relates to open derivatives positions and suspense accounts.

4. Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2025, the Company obtained securities with a fair value of $156.0 million of which $106.6 million have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs. At March 31, 2025, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $48.4 million.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. These transactions are short term in nature and have a maturity of less than 30 days. The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default:

In $000	Securities Borrowed	Securities Loaned
Gross Balance	$ 162,236	$ 48,373
Amounts offset in the statement of financial condition	-	-
Net amounts presented in the statement of financial condition	162,236	48,373
Amounts not offset in the statement of financial condition (1)		
Financial instruments	(155,972)	(48,360)
Cash collateral	-	-
Net amount	$ 6,264	$ 13

(1) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

5. Deferred Compensation

Certain of the Company's employees participate in cash settled deferred compensation awards based on Nomura Holdings, Inc. ("NHI") stock. Granted awards are Notional Stock Units ("NSU") which vest annually in equal increments over a three year period and Collared Notional Stock Units ("CSU") which vest every six months in equal increments over a three year period.

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award, recognizing forfeitures as they occur. During the year ended March 31, 2025, the Company recorded $0.5 million in compensation expense related to cash settled deferred compensation. The total amount of unvested cash settled deferred compensation awards not yet recognized in the statement of financial condition is $0.2 million. The Company recorded $0.8 million as a reduction in accrued compensation on the statement of financial condition for the amounts paid to employees during the year ended March 31, 2025.

In addition to cash settled deferred compensation awards, certain of the Company's employees are granted the right to receive NHI stock under Restricted Stock Units ("RSU awards"). RSUs vest annually in equal increments over a three year period. RSU awards do not receive dividends or dividend equivalent amounts that would have been paid had actual NHI shares been granted during the vesting period. RSU's are measured at fair value based on the number of units granted

multiplied by the stock price at the grant date, adjusted for a discount related to the present value of the expected dividends to be paid on NHI shares during the vesting period (and which will not be paid on the unvested RSU) and net of estimated forfeitures. Compensation cost is recognized on a straight-line basis over the service period from the grant date to the vesting date. The Company accounts for the RSU awards as an expense on the statement of income. During the year ended March 31, 2025, the Company recorded $2.3 million in compensation expense related to RSU awards. The total compensation cost related to RSUs not yet recognized in the financial statements is $0.5 million.

Cash settled deferred compensation awards and RSUs include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met, provided the retiring employee does not work for a competitor.

The related deferred award amortization expense of an employee eligible for FCR is fully recognized in the first year of issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date, as long as the employee has not submitted notification to Nomura of an election to retire during a specific window. If the employee's FCR date is beyond six (6) months of issuance but prior to a component award's vest date, the associated amortization period of the issued deferred awards may not exceed the FCR date.

Replacement deferred cash awards were issued to some new hires. A total of $0.2 million was recorded in compensation and benefits on the statement of income with $0.4 million recorded as a reduction in accrued compensation on the statement of financial condition for amounts paid to those employees during the year ended March 31, 2025.

6. Retirement Saving Plan

The Company offers all employees the option to participate in a defined contribution pension plan sponsored by Instinet Incorporated. The Instinet Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. Instinet Incorporated matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of December 31, 2024 with at least three months' service. The plan is managed by IGLLC, a wholly owned subsidiary of IHI, and the related cost is allocated to the Company based on headcount (refer to Note 7 - *related-party transactions*). The allocated cost amounts to approximately $1.0 million for the fiscal year ended March 31, 2025 and is recorded in compensation and benefits on the statement of income.

7. Related-Party Transactions

For the year ended March 31, 2025, revenues earned and expenses incurred with related parties are as follows:

In $000		
Revenues		
Transaction fees	$	25,654
Expenses		
Fees to affiliates	$	101,809
Clearing, brokerage and exchange fees		9,781
Interest expense		8,659
Compensation and benefits		4,114

At March 31, 2025, balances with related parties are included in the following statement of financial condition captions:

Assets		
Receivable from affiliates	$	64
Transaction fees and other receivables, net		1,882
Liabilities		
Payable to affiliates	$	41,629
Subordinated borrowings		100,000
Borrowings from affiliate		214,150

Cross Border and Profit Sharing

Instinet is a party to a cross border agreement and a profit sharing agreement with IHI and its affiliates. The cross border agreement requires each affiliate to record revenue and associated expenses for all securities cleared and settled by each affiliate. The global profit sharing agreement provides for a routine return on non-revenue driving expenses along with a sharing of the global

residual profit allocated based on the revenue drivers (customer relationships and technology). The methods are designed to be compliant with the relevant tax rules in all jurisdictions in which IHI and its affiliates does business.

For the fiscal year ended March 31, 2025, the Company incurred expenses of $60.1 million from IHI and affiliates related to these agreements, which was recorded in fees to affiliates. At March 31, 2025, the Company recorded $10.2 million in payable to affiliates on the statement of financial condition. The Company settles these monthly.

Operational and Administrative Agreements

IGLLC provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages employees' benefit, facilities and IT support for IHI and its US affiliates and allocates related expenses to the Company based on headcount.

For the above services provided by IGLLC, the Company incurred $34.9 million in expenses recorded in fees to affiliates ($30.8 million) and compensation and benefits ($4.1 million) on the statement of income for the year ended March 31, 2025. At March 31, 2025, the Company recorded $25.3 million in payable to affiliates on the statement of financial condition for services and payments for expenses paid on behalf of the Company. These amounts were payable to IGLLC and settled monthly.

Instinet Technology Solutions Inc. ("ITS"), a wholly owned subsidiary of IHI, provides various services to the Company. Pursuant to an expense sharing agreement, ITS provides the Company with operational, management and administrative personnel to support its business in exchange for a fee. The service fee is equal to ITS's eligible expenses.

For the above services provided by ITS the Company incurred $2.9 million in expenses recorded in fees to affiliates on the statement of income for the year ended March 31, 2025. Additionally, the Company reimburses or is reimbursed by ITS for direct expenses paid by or credited to ITS on behalf of the Company. Payable to affiliates at March 31, 2025 includes $5.9 million due to ITS. The Company settles these monthly.

Pursuant to various service fee arrangements, the Company provides and receives services to and from NHI's non-Instinet affiliates. Services include legal and compliance and clearing services. For these services, the Company incurred $7.7 million in net expenses recorded in fees to affiliates and clearing, brokerage and exchange fees on the statement of income for the year ended March 31, 2025. Payable to affiliates at March 31, 2025 includes $0.1 million receivable from NHI's non-Instinet affiliates for the above services. The Company settles these periodically.

Additionally, the Company reimburses or is reimbursed by IHI for direct expenses paid by or credited to IHI on behalf of the Company. Payable to affiliates at March 31, 2025 includes $2.2 million due to IHI. The Company settles monthly.

Financing activities

On June 23, 2020, Instinet, LLC amended its revolving credit facility agreement with IGLLC to increase the facility to $500 million. The agreement automatically renews for successive one year terms subject to a written notice of termination from either party. No notice by either party has been made. At March 31, 2025, the Company had borrowings of $214.5 million on the facility. At March 31, 2025, the interest rate payable on these borrowings was 5.52%. Interest expense incurred on borrowings from affiliate during the year was $2.3 million.

On April 10, 2023, the Company entered into a subordinated loan agreement with NHA for $100 million. (see Note 12). Interest expense generated from this agreement amounted to $6.2 million.

Execution Services

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities. During the year ended March 31, 2025, the Company earned $25.6 million for providing such execution services which are recorded in transaction fees on the statement of income.

Transaction fees and other receivables, net on the statement of financial condition at March 31, 2025 includes $1.9 million due from NHI's non-Instinet subsidiaries.

In the event that trades, executed on behalf of affiliates, fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to customers on the statement of financial condition. At March 31, 2025, there were no material amounts payable or receivable related to fails from affiliates.

Commission Sharing

The Company pays commission credits essentially representing an internal commission allocation to NHI's non-Instinet subsidiaries for their involvement in sales efforts related to some of Instinet Pacific Limited ("IPL", a subsidiary of IHI)'s clients trading in US equities. For the fiscal year ended March 31, 2025, the Company recorded $9.8 million in clearing, brokerage and exchange fees on the statement of income related to this agreement. A liability of $0.7 million is recorded as part of the cross-border agreement with IHI and affiliates – Refer to *"Cross Border and Profit Sharing"*.

Research Services

The Company reimburses NHI's non-Instinet affiliates for research payments from mutual clients received on behalf of the affiliates. Payable to affiliates as of March 31, 2025 includes $1.0 million due to NHI's non-Instinet affiliates. The Company settles these monthly.

8. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statements of income, financial condition or cash flows.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statements of income, financial condition or cash flows.

On December 1, 2022, Northwest Biotherapeutics, Inc. filed suit in US District Court for the Southern District of New York against the Company and seven other entities. In its complaint, plaintiff alleges that defendants were engaged in a scheme to manipulate Northwest's share price downward through spoofing. Plaintiff seeks an injunction preventing defendants from spoofing and unspecified monetary damages relating to the sale of 49 million shares of common stock at prices that plaintiff claims were artificially depressed through spoofing. On March 20, 2023 defendants filed a motion to dismiss the compliant and on April 10, 2023 plaintiffs filed an

amended complaint. Instinet filed a motion to dismiss the amended complaint on July 12, 2023. On February 14, 2024, defendant's motion to dismiss was granted with leave for plaintiff to amend and refile the complaint. Plaintiff refiled their complaint on March 18, 2024 and defendants moved to dismiss the complaint on May 1, 2024. On January 31, 2025, the Magistrate Judge overseeing the case issued a report and recommendation that would grant defendants' motion to dismiss in part and deny it in part. Specifically, the recommendation would allow the complaint to proceed regarding approximately 40 million shares and dismiss the claims regarding approximately 234 million other shares sold by Northwest. On March 26, 2025, the District Judge issued a ruling granting in part and denying in part defendants' motion to dismiss. On April 25, 2025, defendants filed their answer to plaintiff's second amended complaint.

On May 6, 2024, FINRA, on behalf of the CBOE exchanges, notified the Company that they have reached the preliminary determination that disciplinary action be brought against Instinet for alleged violations of the CBOE's supervision rule. This determination is in connection with an investigation relating to Instinet's practices, policies and procedures relating to detecting and preventing potentially manipulative customer trading. On December 5, 2024, the Members Exchange notified the Company that they have reached the preliminary determination that disciplinary action be brought against Instinet for alleged violations of the MEMX supervision rule. This determination is in connection with the investigation referenced above. A reserve has been established by the Company with regard to this matter.

At March 31, 2025, the Company had recorded $1.5 million in accrued expenses and other liabilities related to contingencies.

9. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally two business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Income Taxes

Effective April 1, 2022, the Company changed its income tax calculation from a separate return method to a modified separate return method. The Company is treated as a disregarded entity for tax purposes and its income and deductions are included with and reported as part of its direct parent, IHI's, tax return. IHI is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local taxable income and tax liability is determined for financial reporting purposes on a separate company basis. Compensation is provided to the members of the Group, including the Company, on a modified benefits for loss approach, which is to the extent the member produces tax benefit items which are eligible to be utilized by the Group. Any such losses (current or carried forward) compensated for by the group are not recognized as deferred tax assets on the company's financial statements. The accrual for unrecognized tax benefits, on the other hand, is accrued on a weighted basis of the Company's share of the Group's unrecognized tax benefits.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements (continued)

Federal, and certain state and local income and capital taxes are paid to NHA in accordance with this practice. As such, accrued income taxes receivable from affiliates of $5.2 million is shown on the statement of financial condition as of March 31, 2025.

The provision for income taxes for the year ended March 31, 2025 relates entirely to continuing operations and consists of the following:

In $000	Current		Deferred		Total	
Federal (and Foreign Taxes)	$	6,025	$	(3,275)	$	2,750
State and local		814		(1,204)		(390)
Total Expense (Benefit)	$	6,839	$	(4,479)	$	2,360

The Company's effective tax rate differs from the federal statutory income tax rate due to state and local income taxes, changes in valuation allowance, return-to-provision adjustments, and foreign tax expense.

The components of the Company's net DTAs at March 31, 2025, are as follows (in thousands):

Deferred tax assets	$11,503
Less valuation allowance	(1,193)
	10,310
Deferred tax liabilities	(40)
Net deferred tax asset / (liability)	$10,270

The Company's DTAs primarily relate to temporary differences primarily consisting of soft dollar liabilities and compensation-based accruals. Management believes that it is more likely than not that these deferred tax assets will be realized. There is a valuation allowance of $1,193 against the tax loss carry forward of the Company. This amount decreased from $1,206 in the previous year.

IHI's tax returns are subject to routine examination by the Internal Revenue Service ("IRS") and by various state and local tax authorities. The tax years ended March 31, 2022 through March 31, 2024 are open under the normal federal and state statute of limitations. Additionally, the Company

is currently under routine audits by various state and local tax jurisdictions for the tax years ended March 31, 2016 through March 31, 2022.

Roll forward of unrecognized tax benefits (in thousands):

Balance at April 1, 2024	$ -
Addition in tax position of prior years	188
Balance at March 31, 2025	$ 188

The balance of the net unrecognized tax benefits, due to uncertainties in tax law/acceptance of application of new rules, is included in Accrued Expenses and Other Liabilities on the Instinet, LLC Financial Statement Summary as of March 31, 2025. If recognized, these benefits would favorably impact the effective tax rate in future periods.

The Company did not accrue any interest or penalties. The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income, if applicable.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2025, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level II in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents, securities borrowed, other assets and securities loaned. However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. These financial assets and financial liabilities would be generally classified as Level II or III within the fair value hierarchy. Other assets included in the table below primarily relate to a membership in DTCC. The fair value of DTCC is estimated using the stock price valuation provided by the issuer. The fair value of subordinated borrowings is estimated by a proxy valuation using NHI's public debt and industry benchmarks.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which were carried on a basis other than fair value within the statement of financial condition as of March 31, 2025.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements (continued)

In $000	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash & cash equivalents	$ 2,644	$ 2,644	$ 2,644	$ -	$ -
Restricted cash	1,201	1,201	1,201	-	-
Securities borrowed	162,236	162,236	-	162,236	-
Other assets	8,634	28,787	-	-	28,787
Liabilities					
Securities loaned	$ 48,373	$ 48,373	$ -	$ 48,373	$ -
Subordinated borrowings	100,000	99,646	-	-	99,646

12. Subordinated Borrowing

The Company's subordinated borrowing is a term loan covered by an agreement approved by FINRA and is included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this agreement, NHA agrees that the obligations of the Company with respect to the payment of principal and interest are subordinate in right to claims of present and future creditors of the Company. The loan agreement contains an evergreen provision that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that the loan is required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

Borrowings at March 31, 2025 is as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 100,000	Term	April 10, 2026	Variable

At March 31, 2025, the interest rate on this borrowing was 5.52%, which is based on SOFR plus a spread. Interest expense for the year ended March 31, 2025, was approximately $6.2 million, of which $0.5 million was payable at March 31, 2025.

13. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the

maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1 million, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2025, the Company had regulatory net capital of $117.1 million which was $114.9 million in excess of its required net capital of $2.2 million. The Company's ratio of net capital to aggregate debit items was 104.8%.

The Company was not required to have cash on deposit in the special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 at March 31, 2025. Additionally, under Rule 15c3-3, the Company had cash on deposit of $1.3 million in a special reserve bank account for the exclusive benefit of broker dealers ("PAB reserve bank account"). The Company performed the customer reserve calculation as of March 31, 2025 under Rule 15c3-3, resulting in no reserve adjustment as of April 2nd, 2025. The cash on deposit in the PAB reserve bank account remained at $1.3 million.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2025.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 thousand minimum net capital required as a CFTC introducing broker;

- the amount of adjusted net capital required by a futures association of which it is a member;

- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2025, the Company had a $2.2 million minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements (continued)

14. Subsequent Events

The Company has evaluated subsequent events through May 29, 2025, the date as of which these financial statements are available to be issued and has concluded that no additional disclosure is required.

Supplemental Information

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation of Net Capital for Broker-Dealers Pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17

March 31, 2025
(in thousands)

Member's equity	$	124,217
Subordinated borrowings		100,000
Total capital and allowable subordinated borrowings		224,217
Less:		
Non-allowable assets:		
Cash and cash equivalent		1,697
Restricted cash		1,200
Transaction fees and other receivables, net		73,307
Receivable from affiliates		64
Receivable from customers		256
Deferred tax assets		10,270
Other assets		15,605
Total non-allowable assets		102,399
Aged fail to deliver		153
Aged fail to receive		646
Other deductions and/or charges		400
Total deductions		1,199
Tentative net capital		120,619
Haircuts on securities positions:		
Foreign currency balances		3,367
Stock and warrants		136
Total haircuts on securities positions		3,503
Net capital		117,116
Minimum net capital required (the greater of 2% of aggregate debit items, $1.0 million, or the CFTC minimum requirement of $45.0 thousand)		2,234
Capital in excess of minimum requirement	$	114,882

There are no material differences between the above computation and the corresponding computation included in the Company's amended FOCUS Report as of March 31, 2025 filed on May 29, 2025.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation for Determination of Customer Reserve Requirements for Broker-Dealers
Pursuant to SEC Rule 15c3-3

March 31, 2025
(in thousands)

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	59,678
Monies payable against customers' securities loaned		324
Customers' securities failed to receive		24,407
Credit balances in firm accounts which are attributable to principal sales to customers		5
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 business days		621
Market value of short securities and credits in all suspense accounts over 7 business days		4
Other		1,461
Total credits		86,500

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		38,488
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		57,775
Failed to deliver on customers' securities not older than 30 calendar days		15,454
Aggregate debit items		111,717
Less 3% of aggregate debit items		(3,351)
Total debits		108,366
Excess of total debits over total credits	$	21,866
Amount held on deposit in "Reserve Bank Account(s)," including $0 value of qualified securities, at end of reporting period	$	0
Amount of deposit (or withdrawal) including $(0) value of qualified securities on April 2, 2025		0
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $0 value of qualified securities	$	0

There are no material differences between the above computation and the corresponding computation included in the Company's amended FOCUS Report as of March 31, 2025 filed on May 29, 2025.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Information Related to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

March 31, 2025
(in thousands)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of March 31, 2025 (for which instructions to reduce to possession or control had been issued as of March 31, 2025) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3: (at market value)

    A. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued at March 31, 2025 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

    A. Number of items   None

There are no material differences between the above computation and the corresponding computation included in the Company's amended FOCUS Report as of March 31, 2025 filed on May 29, 2025.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation for Determination of Proprietary Account of
Broker Dealers Reserve Pursuant to SEC Rule 15c3-3

March 31, 2025
(in thousands)

Credit balances

Other credits	$	1,300
Total credits		1,300

Debit balances

Total debits		-
Excess of total credits over total debits	$	1,300

Amount held on deposit in "Reserve Bank Account(s)," including $0 value of qualified securities, at end of reporting period	$	1,300
Amount of deposit (or withdrawal) including $(0) value of qualified securities on April 2, 2025		-
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $0 value of qualified securities	$	1,300

There are no material differences between the above computation and the corresponding computation included in the Company's amended FOCUS Report as of March 31, 2025 filed on May 29, 2025.

Supplementary Report



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Accountants on Material Inadequacies required by
Commodity Futures Trading Commission

The Board of Directors of Instinet Holdings Incorporated and Management of Instinet, LLC

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of Instinet, LLC (the "Company") as of and for the year ended March 31, 2025, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The Company's management is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph "the practices and procedures"). Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control over financial reporting and the practices and procedures, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified. Given these limitations, during our audit, we did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended March 31, 2025.



EY

**Shape the future
with confidence**

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, others within the organization, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

May 29, 2025